Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

September 1, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Ann Dobelbower, Ms. Christina Fettig

RE:	Deutsche Market Trust (File No. 811-01236) (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-219091)

Dear Ms. Dobelbower and Ms. Fettig:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on July 19, 2017 and August 7, 2017 regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”). The Registration Statement contemplates the merger of Deutsche Select Alternative Allocation Fund, a series of the Registrant (“Select”), into Deutsche Real Assets Fund, a series of the Registrant (“Real Assets” and with Select, the “Funds”).

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Staff’s comments and making other updates. We currently intend to file an amendment to the Registration Statement today, September 1, 2017, or as soon as possible thereafter.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: In the Q&A, in the response to the question “Why did DIMA propose the merger for my Fund,” please elaborate on the response language stating that the combined fund “has a better chance for future asset growth and better relative performance.”

Response: The disclosure has been modified and additional disclosure has been added.

2.	Comment: In the Q&A, under the question that addresses the tax consequences of the merger (a) quantify the estimated total pre-merger capital gains distribution in dollars, and (b) confirm supplementally that sales of Select’s portfolio assets after the merger will be sales made in the ordinary course of business. If such post-merger asset sales are not in the ordinary course of business, please include such sales in the portfolio repositioning estimate (currently estimating 65% of portfolio will be repositioned) and quantify the tax impacts.

Response: The dollar amount of estimated pre-merger capital gains to be distributed to shareholders of Select based on Select’s tax attributes as of July 31, 2017 has been added to the disclosure. The Registrant notes that such disclosure is only an estimate and that the actual amount distributed will likely be different from the estimated amount and has included disclosure to this effect. In addition, the Advisor has confirmed that any post-merger sale of assets will be made in the ordinary course of business.

3.	Comment: In the Q&A, under the discussion of who will incur the costs of the merger, please add disclosure to clarify the amount of re-organization costs to be paid by Select and describe the rationale for allocating merger costs in this manner.

Response: Disclosure regarding merger costs has been modified.

4.	Comment: Please make disclosure of the separate merger (of Deutsche Gold & Precious Metals Fund (“Gold”) into Real Assets) more prominent (consider adding it as an item in the Q&A).

Response: A paragraph regarding the separate merger of Gold into Real Assets has been added to the Q&A section and also to the first page of the Prospectus/Proxy Statement.

5.	Comment: In the Annual Fund Operating Expenses Table, (a) please add a table showing pro forma expenses of Real Assets assuming the completion of the mergers of both Select and Gold into Real Assets; (b) please confirm supplementally that the fees presented represent current fees, in accordance with Item 3 of Form N-14; (c) for pro forma expenses please consider whether a figure for Acquired funds fees and expenses should be included given that it is expected that Real Assets will acquire some portion of Select’s portfolio, consisting of interests in underlying funds; (d) please include fee waivers for Real Assets in the expense table only if they will be in effect for at least one year following the date of the Prospectus/Proxy Statement; (e) consider removing footnote 4 (describing fee waivers on Select) because the waiver has no impact on the expense table; (f) in footnotes regarding fee waivers, please clarify, where applicable, whether the waiver excludes Acquired funds fees and expenses.

Response: Please note (a) a table showing pro-forma expenses assuming the completion of both mergers has been added; (b) the fees presented represent current fees based on the most recent fiscal year for each Fund, and for Real Assets for the pro forma expenses, which the Registrant believes is consistent with the format prescribed by Item 3 of Form N-1A which requires percentages of “Annual Fund Operating Expenses” to be based on amounts incurred during a fund’s most recent fiscal year; (c) we have added a footnote to the expense table noting the possibility that Real Assets might bear acquired fund fees and expenses, however because the estimated amount of such acquired fund fees and expenses is less than 0.01% no figure has been added to the pro-forma expense table, which is consistent with instructions to Form N-1A; (d) all fee waivers included in the expense tables will be in effect for at least one year following the date of the Prospectus/Proxy Statement; (e) we have opted to retain footnote 4; and (f) we believe current disclosure regarding fee waivers is appropriate as each footnote includes a parenthetical stating what fund expenses are excluded from the applicable fee waiver.

6.	Comment: Under the section titled “Material Federal Income Tax Consequences,” the 9th paragraph includes a statement that “As of March 31, 2017, neither fund had any accumulated capital loss carryforwards for federal income tax purposes.” This statement conflicts with disclosure in the Notes to the pro forma financial statements that were included in the filing. Please revise as needed.

Response: The noted disclosure has been revised.

7.	Comment: In the capitalization table, any costs of the re-organization allocated to Select should be shown as a pro-forma adjustment.

Response: The estimated costs of the re-organization have been added to the capitalization table.

8.	Comment: Please include a capitalization table showing the effects of both mergers (Gold and Select each merging into Real Assets).

Response: A capitalization table showing the effects of both mergers has been included.

9.	Comment: In Appendix C, the most recent financial highlights for both Real Assets and Select should be provided.

Response: Financial highlights for both Real Assets and Select have been included in Appendix C.

10.	Comment: In the pro-forma financial statements that were included with the filing, (a) it is not necessary to include the capitalization tables, as they are already included in Section IV of the Prospectus/Proxy Statement; (b) the introductory paragraph to the pro-forma financial statements references a pro-forma schedule of investments - please include this schedule with the next filing; (c) in the pro-forma schedule of investments, please identify the securities expected to be sold in the connection with the merger; (d) please include pro-forma financial statements that contemplate the merger of both Gold and Select into Real Assets; (e) in the pro-forma balance sheet please include adjustments for the merger costs to be allocated to Select; (f) please add to the Notes to the pro-forma financial statements a discussion regarding the re-positioning of portfolio assets in connection with the merger (% of portfolio to be re-positioned, capital gains effects, brokerage costs) and a discussion of the allocation of re-organization costs.

Response: Please note (a) the capitalization tables have been removed from the pro forma financial statements, (b) the pro-forma schedule of investments will be included in the pre-effective amendment filing; (c) the schedule of investments has been modified to note securities expected to be sold in connection with the merger; (d) pro-forma financial statements reflecting both mergers will be included in the pre-effective amendment filing; (e) adjustments to the pro-forma balance sheet have been made to reflect merger costs; (f) a discussion regarding the re-positioning of portfolio assets and allocation of re-organization costs has been added to the Notes to the Pro-Forma Financial Statements.

11.	Comment: Please advise where the disclaimer required under Rule 481(b)(1) of the Securities Act of 1933 has been included, or add the required disclaimer.

Response: Please note that the required disclaimer is included in bold-face type in the introductory pages of the Prospectus/Proxy Statement, following the Q&A and the letter to shareholders.

12.	Comment: Please consider whether the requirements of Rule 35d-1 of the Investment Company Act of 1940 are applicable to Real Assets.

Response: The Registrant believes that the requirements of Rule 35d-1 of the Investment Company Act of 1940 have been met with respect to Real Assets. Under Section II “Investment Strategies and Risk Factors—Objectives and Strategies—Real Assets” the following is disclosed:

            Real Assets pursues its investment objective by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in a combination of investments that the fund’s Advisor believes offer exposure to “real assets.” The Advisor seeks exposure to the following real assets categories (either directly or through investments in companies that own or derive a significant portion of their value from such real assets or the production thereof): real estate (REITs and real estate operating companies), commodities (commodity futures), natural resources related equities (energy, metals and mining, paper and forestry, chemicals), infrastructure (regulated utilities, transport, communications, pipelines, seaports, airports and toll roads), gold and other precious metals, master limited partnerships (MLPs), Treasury Inflation-Protected Securities (TIPs) and other fixed income securities.

Real Assets believes that it has adopted a reasonable definition for the term “real assets” and that its investments and related risks are consistent with what a reasonable investor would expect from a fund with “real assets” in its name. Moreover, Real Assets believes that its 80% investment policy provides a level of investment in real assets and real assets-related investments consistent with its name. Finally, Real Assets believes that its 80% investment policy and investments in real assets and real assets-related investments are consistent with the investments and policies of other funds in the industry that have “real assets” in their name.

13.	Comment: In the Q&A, under discussion of the investment objectives and strategies of the funds, please clarify the final sentence which indicates how Real Assets pursues its investment objective.

Response: The noted disclosure has been revised.

14.	Comment: The Q&A includes a discussion of fees, indicating that the combined fund will have lower fees than Select does currently. Would the combined fund have lower fees than Select without the inclusion of current expense caps? If so, please disclose that fact.

Response: Combined fund fees are expected to be lower than the fees for Select for all classes, both before and after the impact of expense caps. The disclosure has been modified.

15.	Comment: Please explain supplementally why Select is bearing the costs of the merger while Gold is not.

Response: Select is bearing the merger costs because shareholders are expected to have lower expense ratios, including direct and indirect expenses, following the merger (between 55 and 68 basis points savings, depending on share class). This was estimated to generate approximately $1.1mm in savings for Select shareholders per year, based on assets as of March 31, 2017. Based on the estimated merger costs and annual savings, the estimated payback period for Select shareholders after the merger is 3 months. Gold’s shareholders are also expected to have lower total expense ratios following the merger, but the savings for shareholders are not expected to be as significant compared to Select, and therefore DIMA agreed to bear the costs of the merger.

16.	Comment: In the second paragraph of the Prospectus/Proxy Statement (paragraph beginning “At the Meeting,”), please include disclosure regarding what happens if shareholders do not approve one or both mergers.

Response: Additional disclosure has been added.

17.	Comment: In discussion of the proposal, please disclose the material differences of rights afforded to shareholders of Select and Real Assets, if any.

Response: There are no material differences in rights afforded to shareholders of Select and Real Assets.

18.	Comment: In discussion of the investment objectives and strategies of the funds, please compare and contrast Select and Real Assets.

Response: Additional disclosure has been added.

19.	Comment: Footnote 10 to the expense table indicates an agreement by DIMA to maintain certain fee waivers for a period of at least three years after the merger. Please confirm that the agreement is contractual and disclose any conditions under which the three year period can be reduced.

Response: This agreement is contractual and there are no conditions under which the three year period can be reduced.

20.	Comment: In the discussion of Principal Risks, please compare and contrast the risks of Select and Real Assets.

Response: Additional disclosure has been added.

21.	Comment: In the description of “Derivatives risk” for Real Assets, please consider whether the disclosure describes the types of derivatives in which Real Assets will invest and the risks of the derivative instruments the fund will use.

Response: We believe that the existing disclosure in the Prospectus/Proxy Statement, together with relevant disclosure included in the Merger SAI (which incorporates the current SAI for Real Assets), provide appropriate disclosure of the risks relevant to Real Assets’ use of derivative instruments.

22.	Comment: In the description of “Concentration risk – underlying funds” for Select, please consider adding disclosure indicating whether the fund looks through to the holdings of its underlying funds in determining the fund’s compliance with its concentration policies.

Response: For purposes of Select’s concentration policy, Select considers the shares of the underlying funds it holds but not the assets of those underlying funds. We believe the current disclosure is appropriate under the circumstances.

23.	Comment: Under “Board’s Considerations Relating to the Proposed Merger,” (1) please state whether the counsel the Board members consulted were independent counsel, and (2) in the 7th bullet point, please disclose if any class of shares will be affected differently than another class in the merger.

Response: The reference to counsel has been modified to refer to independent counsel. It is not expected that any class will be affected materially differently than any other class and, therefore, no additional disclosure has been added.

24.	Comment: Please note supplementally where the proxy statement discloses that voting is at the fund, rather than the class level (or add appropriate disclosure).

Response: The relevant disclosure is located under “General” in the section headed “Voting at the Shareholder Meeting and Other Information.” For clarity, additional disclosure has been added

25.	Comment: On p. 27, consider whether disclosure regarding the extent of portfolio rebalancing is adequate.

Response: The disclosure has been modified.

26.	Comment: Consider relocating the Table of Contents, in compliance with Rule 481(c) of the Securities Act of 1933.

Response: In the final printed document, the Table of Contents will appear on the back cover, which is in compliance with the requirements of Rule 481(c).

27.	Comment: Consider whether the pro forma financial statements included in the Merger SAI are sufficiently recent.

Response: The pro forma financial statements are provided as of March 31, 2017 (which is the most recent fiscal year end of Real Assets). The pro forma financials assume that March 31, 2017 represents the end of a one-year period after the merger was completed.

28.	Comment: An opinion of counsel must be filed prior to effectiveness of the Prospectus/Proxy Statement.

Response: An opinion of counsel will be included as an Exhibit in the pre-effective amendment filing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/ Laura McCollum

Laura McCollum

Vice President and Counsel

cc: John Marten, Vedder Price P.C.